SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                            DIGITAL POWER CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   253862 10 6
                      (CUSIP Number of Class of Securities)

                              Telkoor Telecom Ltd.,
                    Uri Friedlander, Chief Financial Officer
                                  David Amitai
                                Ben-Zion Diamant
                             5 Giborey Israel Street
                           I.Z. South Natania, Israel
                                 (972)-9-8632333

                          c/o Digital Power Corporation
                                 Robert O. Smith
                              41920 Christy Street
                                Fremont, CA 94538
                                 (510) 657-2635
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                January 12, 2004
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  253862 10 6                                         Page 2 of 9 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons [or any subsidiary thereof]: Telkoor Telecom Ltd.

   I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) X
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization: Israel
--------------------------------------------------------------------------------

  Number of Shares              7.     Sole Voting Power:         2,661,261
    Beneficially                ------------------------------------------------
   Owned by Each                8.     Shared Voting Power:               0
 Reporting Person               ------------------------------------------------
       With                     9.     Sole Dispositive Power:    2,661,261
--------------------------------------------------------------------------------
                               10.     Shared Dispositive Power:          0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,661,261
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   44.9%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

CUSIP No.  253862 10 6                                         Page 3 of 9 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons [or any subsidiary thereof]:      David Amitai

   I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)X
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):   AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization: Israel
--------------------------------------------------------------------------------
Number of Shares                7.       Sole Voting Power:          200,000(1)
  Beneficially                  ------------------------------------------------
 Owned by Each                  8.       Shared Voting Power:      2,822,765(2)
Reporting Person                ------------------------------------------------
     With                       9.       Sole Dispositive Power:     200,000(1)
                                ------------------------------------------------
                                10.      Shared Dispositive Power: 2,822,765(2)
------------------------- ------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    3,028,765(1)(2)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   49.5%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

(1)   Includes options to purchase 200,000 shares of common stock.
(2) Includes 2,661,261 shares owned by Telkoor Telecom Ltd. and 167,504 shares owned by Digital Power ESOP.

CUSIP No.  253862 10 6                                         Page 4 of 9 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons [or any subsidiary thereof]:    Ben-Zion Diamant

   I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) X
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):   AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization: Israel
--------------------------------------------------------------------------------
Number of Shares                7.       Sole Voting Power:           200,000(1)
  Beneficially                  ------------------------------------------------
 Owned by Each                  8.       Shared Voting Power:       2,822,765(2)
Reporting Person                ------------------------------------------------
     With                       9.       Sole Dispositive Power:      200,000(1)
                                ------------------------------------------------
                                10.      Shared Dispositive Power:  2,822,765(2)
------------------------- ------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    3,028,765(1)(2)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   49.5%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

(1)   Includes options to purchase 200,000 shares of common stock.
(2) Includes 2,661,261 shares owned by Telkoor Telecom Ltd. and 167,504 shares owned by Digital Power ESOP.

CUSIP No.  253862 10 6                                         Page 5 of 9 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons [or any subsidiary thereof]:     Robert O. Smith

   I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) X
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------
Number of Shares                7.       Sole Voting Power:          511,500(1)
  Beneficially                  ------------------------------------------------
 Owned by Each                  8.       Shared Voting Power:                0
Reporting Person                ------------------------------------------------
     With                       9.       Sole Dispositive Power:     511,500(1)
--------------------------------------------------------------------------------
                                10.      Shared Dispositive Power:           0
------------------------- ------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:    511,500(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   8.0%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

(1) Includes options to purchase 511,500 Shares.

Item 1.           Security and Issuer

     This Amendment No. 2 to Schedule 13D relates to common stock, no par value, of Digital Power Corporation, a California corporation ("DPC"). This Amendment No. 2 amends the Schedule 13D previously filed by Telkoor Telecom Ltd. ("Telkoor"), Mr. David Amitai and Mr. Ben-Zion Diamont on October 2, 2001 and April 21, 2003. This Amendment No. 2 amends Mr. Robert O. Smith's previous filings on Schedule 13G on January 3, 2003 and January 28, 2004. Disclosure regarding Mr. Smith is included to report the Voting Agreement entered into between Telkoor, Mr. Amitai, Mr. Diamant and Mr. Smith. The principal executive offices of DPC is 41920 Christy Street, Fremont, California 94538.

Item 2.           Identity and Background

     (a) This statement is being filed by Telkoor, a limited liability corporation formed under the laws of Israel, Mr. David Amitai, Mr. Ben-Zion Diamant and Mr. Robert O. Smith (Telkoor, Mr. Amitai, Mr. Diamant and Mr. Smith are collectively referred to in this Amendment No. 2 to Schedule 13D as the "Reporting Persons"). Mr. Amitai and Mr. Diamant each own respectively approximately 39.4% and 42.6% of the shares of Telkoor. Mr. Smith does not own shares of Telkoor.

     (b) The business address for Telkoor, Mr. Amitai and Mr. Diamant is 5 Giborey Israel Street, I.Z. South Natania, Israel. The business address for Mr. Smith is 41920 Christy Street, Fremont, CA 94538.

     (c) Mr. Amitai is the General Manager and a Director of Telkoor and a Director of DPC. Mr. Diamant is Chairman of the Board of Telkoor and DPC. Telkoor is primarily engaged in the development, marketing and sale of power supplies and power systems for the telecommunication equipment industry. Telkoor's products are targeted to both the private-commercial market and to military applications market. Telkoor's shares are listed for trading on the Tel Aviv Stock Exchange. Mr. Smith is a consultant to DPC.

     (d)-(e) During the past five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Telkoor is incorporated in Israel. Mr. Amitai and Mr. Diamant are Israeli citizens. Mr. Smith is a U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration

     Under the terms of a Securities Purchase Agreement dated January 12, 2004 between Telkoor and DPC, Telkoor purchased 290,023 shares of common stock from DPC for an aggregate purchase price of $249,999.83 and under the terms of a Securities Purchase Agreement dated June 16, 2004, Telkoor purchased 221,238 shares of common stock from DPC for an aggregate purchase price of $249,998.94 (together the "Securities"). The agreements are more fully described on Item 6 below.

     The source of funds for the purchase of the Securities is from working capital of Telkoor.

Item 4.           Purpose of Transaction

     The transaction described in Items 3 and 6 occurred as a result of negotiations between DPC and Telkoor. The Reporting Persons are acquiring the Securities described in Item 5 for investment purposes and to increase their strategic interest and control in DPC.

     On January 12, 2004, Telkoor entered into a Securities Purchase Agreement to purchase 290,023 shares of common stock of DPC for the aggregate consideration of $249,999.83. Additionally, as a part of the transaction, Telkoor had the right to invest an additional $250,000 prior to June 30, 2004. The purchase price for the additional investment was set by the 20-day average trading price prior to the investment.

     On June 16, 2004, Telkoor entered into a Securities Purchase Agreement to purchase 221,238 shares of common stock of DPC for the aggregate consideration of $249,998.94. The price per share was set at the 20-day average trading price prior to June 14, 2004; the date on which Telkoor offered to make an additional investment. Additionally, as part of the June 16, 2004 agreement, Telkoor has the right to invest an additional $250,000 prior to December 31, 2004. The purchase price for this additional investment will be set by the 20-day average trading price prior to this investment.

     The Reporting Persons will continue to evaluate their ownership and voting position in DPC and may consider the following future courses of action:

     a. The Reporting Persons reserve the right to dispose of the shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions, the working capital needs of Telkoor or the personal finances of Mr. Diamant, Mr. Amitai or Mr. Smith, and other factors. However, the Reporting Persons, subject to and depending upon availability at prices deemed favorable by the Reporting Persons, may purchase additional shares of Common Stock of DPC from time to time in the open market or in privately negotiated transactions with third parties.

     b. The Reporting Persons have no other current plans or proposals which relate to or would result in any of the following:

                  (i) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DPC or any of its subsidiaries;

                  (ii) A sale or transfer of a material amount of assets of DPC or any of its subsidiaries;

                  (iii) Any change in the present Board of Directors or management of DPC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; however, the Reporting Person may add additional board members as deemed beneficial for the business of DPC or to comply with AMEX rules;

                  (iv) Any material change in the present capitalization or dividend policy of DPC;

                  (v) Any other material change in DPC's business or corporate structure;

                  (vi) Changes in DPC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of DPC by any person;

                  (vii) Causing a class of securities of DPC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (viii) A class of equity securities of DPC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

                  (ix)     Any action similar  to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

     (a) Telkoor beneficially owns 2,661,261 or 44.9% of the Shares. Mr. Amitai beneficially owns 2,822,765(1) or 49.5% of the Shares. Mr. Diamont beneficially owns 2,822,765(1) or 49.5% of the Shares. Mr. Smith beneficially owns 511,500 or 8.0% of the Shares.(2)

(1) Includes 2,661,261 shares owned by Telkoor, options to purchase 200,000 Shares and 167,504 shares owned by Digital Power ESOP. (2) Includes options to purchase 511,500 Shares.

     (b) Telkoor has the sole power to vote and dispose of 2,661,261 of the Shares. Mr. Amitai has the sole power to vote and dispose of 200,000(1) shares and shared power to vote and dispose of 2,822,765(2) shares. Mr. Diamont has the sole power to vote and dispose of 200,000(1) shares and shared power to vote and dispose of 2,822,765(2) shares. Mr. Smith has the sole power to vote and dispose of 511,500 (3) shares.

(1) Includes options to purchase 200,000 Shares.
(2) Includes 2,661,261 shaares owned by Telkoor and 167,504 shares owned by Digital Power ESOP.
(3) Includes options to purchase 511,500 shares.

     (c) On January 12, 2004, Telkoor purchased 290,023 Shares at $0.8602 per share from DPC in a private placement. On June 22, 2004, Telkoor purchased 221,238 Shares at $1.13 per share from DPC in a private placement.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
                  Issuer

     On August 6, 2003, Telkoor, Mr. Diamant, Mr. Amitai and Mr. Robert O. Smith entered into a Voting Agreement ("Voting Agreement"). Under the Voting Agreement, Telkoor, Mr. Diamant, Mr. Amitai and Mr. Smith agreed to vote any shares owned by them in favor of the election to the Board of Director's of DPC of the slate proposed by DPC's Board of Directors. Additionally, under the Voting Agreement, Mr. Diamant, Mr. Amitai and Mr. Smith each granted Telkoor the right of first refusal to purchase their shares should Mr. Diamant, Mr. Amitai or Mr. Smith wish to sell their shares.

     This Agreement can be terminated at any time by Telkoor and at least two of the other parties.

Item 7.           Material to Be Filed as Exhibits

         Exhibit
         -------
         A.   Voting Agreement dated August 6, 2003
         B.   Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                TELKOOR TELECOM LTD.


Dated:  July 2, 2004                      By:   /s/ Uri Friedlander
                                                --------------------------------
                                                Uri Friedlander, CFO



Dated:  July 2, 2004                            /s/ Ben-Zion Diamant
                                                --------------------------------
                                                Ben-Zion Diamant, an individual



Dated:  July 1, 2004                            /s/ David Amitai
                                                --------------------------------
                                                David Amitai, an individual



Dated:  July 13, 2004                           /s/ Robert O. Smith
                                                --------------------------------
                                                Robert O. Smith, an individual

                                    EXHIBIT A

                                VOTING AGREEMENT

     VOTING AGREEMENT (the "Agreement") dated as of August 6, 2003, by and among Telkoor Telecom Ltd., a limited liability corporation formed under the laws of Israel ("Telkoor"), Mr. David Amitai ("Amitai"), Mr. Ben-Zion Diamant ("Diamant") and Mr. Robert Smith ("Smith") (each a "Party" and collectively as the "Parties")

                              W I T N E S S E T H:

     WHEREAS, as of the date hereof Telkoor owns 2,150,000 shares of Common Stock of Digital Power Corporation, a California corporation (the "Company"), and holds a warrant to purchase additional 1,000,000 shares of Common Stock of the Company;

     WHEREAS, as of the date hereof Amitai holds options to purchase up to 200,000 shares of Common Stock of the Company;

     WHEREAS, as of the date hereof Diamant holds options to purchase up to 200,000 shares of Common Stock of the Company;

     WHEREAS, as of the date hereof Smith holds options to purchase up to 511,500 shares of Common Stock of the Company; and

     WHEREAS, the Parties wish to cooperate with respect to the election of members to the Board of Directors of the Company (the "Directors").

     NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

1.       Purpose
         -------

     The object of this Agreement is to set forth the terms and conditions pursuant to which the Parties shall cooperate with respect to the election of Directors.

2.       Term
         ----

          2.1 This Agreement shall come into effect on the date of the signing of this Agreement.

          2.2 This Agreement shall remain in effect with respect to each Party for so long as such Party holds Common Stock, or options exercisable into Common Stock, of the Company, unless earlier terminated in writing by Telkoor and at least two of the other Parties.

3.       Election of the Directors
         -------------------------

     At the meeting of the Company's shareholders next held following the date hereof, and at each subsequent meeting of the Company's shareholders during the term of this Agreement at which Directors are elected, each Party who holds shares of the Company on the applicable record date for the relevant meeting shall attend the meeting and vote all of its or his shares in the Company (including, without limitation, shares that as of the date hereof are underlying any Equity Securities held by any of the Parties and any other Equity Securities that may be acquired by such Party prior to such meeting) in person or by proxy in favor of the election to the Company's Board of Directors of the slate proposed by the Company's Board of Directors.

     For purposes of this Agreement, the term "Equity Securities" shall mean any securities, now held or hereafter acquired, having voting rights in the election of the Board of Directors of the Company not contingent upon default, or any securities evidencing an ownership interest in the Company, or any securities convertible into or exercisable for any shares of the foregoing, or any agreement or commitment to issue any of the foregoing, including, without limitation, any stock options or warrants.

4.       Covenants; Further Assurances

     Each Party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of their obligations under this Agreement. Without limiting the generality of the foregoing, no Party shall (i) enter into any agreement or arrangement if such action would materially impair the ability of such Party to effectuate, carry out or comply with all the terms of this Agreement; or (ii) enter into a voting agreement or grant a proxy or power of attorney with respect to the Company's securities held by such Party which is inconsistent with this Agreement.

5.       Right of First Refusal

     Each of Amitai, Diamant and Smith (each, an Optionee") agrees as follows:

          5.1 Restrictions on Transfer of Shares by Optionees. Except as otherwise provided in this Agreement, an Optionees will not sell, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of in any way, all or any part of or any interest in the Equity Securities now or hereafter owned or held by such Optionee. Any sale, assignment, transfer, pledge, hypothecation or other encumbrance or disposition (a "Transfer") of Equi1y Securities not made in conformance with this Agreement shall be null and void.

          5.2 Transfer Notice. If at any time any Optionee proposes to Transfer any Equity Securities, then the Optionee shall give Telkoor a written notice of the Optionee's intention to make the Transfer (the "Transfer Notice"), which Transfer Notice shall include (i) a description of the Equity Securities to be transferred ("Offered Shares") and (ii) the consideration and the material terms and conditions upon which the proposed Transfer is to be made, including the market price.

          5.3 Telkoor's Option. Telkoor shall have an option for a period of three (3) days from receipt of the Transfer Notice to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. Telkoor may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Optionee in writing before expiration of the such three (3) day period as to the number of such shares which it wishes to purchase. If Telkoor gives the Optionee notice that it desires to purchase such shares, then payment for the Offered Shares shall be by check or wire transfer, against delivery of the Offered Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after the Telkoor's receipt of the Transfer Notice, unless the Transfer Notice contemplated a later closing.

          5.4 If Telkoor declines to purchase all, or a portion of, the Offered Shares, the Offered Shares which Telkoor has declined to purchase shall be freely tradable (i.e., shall not be subject to the transfer limitations set forth in this Section 5), subject to the provisions of any applicable law. If the market price declines at the end of this 3 day period, Telkoor will compensate the Optionee for the difference.

6.       Miscellaneous
         -------------

          6.1 Preamble. The Preamble constitutes an integral part of this Agreement.


          6.2 Obligations of the Parties. The obligations of the Parties under this Agreement are several and not joint.

          6.3 Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of California, without regard to the conflict of laws provisions thereof. Any dispute arising under this Agreement shall be resolved exclusively in the competent courts in San Francisco, California. Each of the Parties hereby submits irrevocably to the jurisdiction of such court and agrees not to assert any objection to the jurisdiction or convenience thereof.

          6.4 Entire Agreement. This Agreement constitutes the entire agreement among the Parties with regard to the subject matter hereof. No provision of this Agreement may be amended except in writing and with the consent of each of the Parties, and no provision of this Agreement may be waived except in writing by the Party against whom enforcement of such waiver is sought.

          6.5 Assignment. None of the rights or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of all of the Parties to this Agreement.

     IN WITNESS WHEREOF the Parties have signed this Agreement as of the date first hereinabove set forth.

Telkoor Telecom Ltd.                         David Amitai

By:
   ---------------------------------         -----------------------------------
Name:
      ------------------------------
Title:
      ------------------------------
Date:                                        Date:
     -------------------------------              ------------------------------


Ben-Zion Diamant                             Robert Smith


------------------------------------         -----------------------------------

Date:                                        Date:
     -------------------------------              ------------------------------

                                    EXHIBIT B

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock of Digital Power Corporation.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

                                               TELKOOR TELECOM LTD.


Dated:  July 2, 2004                     By:   /s/ Uri Friedlander
                                               ---------------------------------
                                               Uri Friedlander, CFO



Dated:  July 3, 2004                           /s/ Ben-Zion Diamant
                                               ---------------------------------
                                               Ben-Zion Diamant, an individual



Dated:  July 1, 2004                           /s/ David Amitai
                                               ---------------------------------
                                               David Amitai, an individual



Dated:  July 13, 2004                          /s/ Robert O. Smith
                                               ---------------------------------
                                               Robert O. Smith, an individual